UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB APPROVAL
OMB Number: 3235-0327
Expires: July 31, 2004
Estimated average burden hours per response. . . 0.15


03028143


RECD S.E.C.
JUL 29 2003
1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Wells Fargo Asset Securities Corporation
Exact name of registrant as specified in charter

0001011663
Registrant CIK Number

8-K FOR 7/29/03
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-98129
SEC file number, if available

__
Name of Person Filing the Document (If other than the Registrant)


PROCESSED
JUL 30 2003
THOMSON
FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Frederick, State of Maryland, ____________________, 2003.

Wells Fargo Asset Securities Corporation
(Registrant)

By: [signature]
Name: Patrick Greene
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________________, _____, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

(Title)

Yield Table - Bond 1-A4

Settle as of 07/30/03

Bond Summary - Bond 1-A4			
Fixed Coupon:	5.250		
Orig Bal:	29,000,000		
Factor:	1.0000000		
Factor Date:	07/25/03	Next Pmt:	08/25/03
Delay:	24	Cusip:	

	0.00 PSA		100.00 PSA		200.00 PSA		300.00 PSA		400.00 PSA	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
99.00	5.35468	13.863	5.36325	11.722	5.39393	7.547	5.42928	5.351	5.48503	3.670
99.12	5.34562		5.35254		5.37729		5.40581		5.45080	
99.25	5.33658		5.34184		5.36068		5.38238		5.41663	
99.38	5.32755		5.33117		5.34410		5.35901		5.38253	
99.50	5.31854		5.32051		5.32755		5.33567		5.34849	
99.62	5.30955	13.905	5.30987	11.756	5.31104	7.573	5.31239	5.371	5.31451	3.681
99.75	5.30057		5.29925		5.29456		5.28914		5.28060	
99.88	5.29161		5.28865		5.27811		5.26595		5.24675	
100.00	5.28266		5.27808		5.26169		5.24280		5.21296	
100.12	5.27374		5.26752		5.24531		5.21969		5.17923	
100.25	5.26483	13.946	5.25697	11.790	5.22896	7.600	5.19664	5.390	5.14557	3.692
Average Life	26.50215		19.99548		10.93366		6.94728		4.33449	
First Pay	08/25/03		08/25/03		08/25/03		08/25/03		08/25/03	
Last Pay	01/25/33		04/25/32		05/25/29		03/25/24		12/25/11	
Sprd/ALife/Tsy	28/26.50		62/20.00		108/10.93		181/6.95		255/4.33	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.9171	0.9653	1.5637	1.9651	3.0014	4.1681	5.0838
Coupon			1.5000	2.0000	2.6250	3.6250	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.2000	1.7562	2.3951	2.9508	3.4064	4.0231	4.5831	4.9247	5.0795	1.6453	5.4038

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared and disseminated by Lehman Brothers Inc. and the contents and accuracy thereof have not been reviewed by the issuer. This information was prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, weighted average lives and weighted average loan age, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or the underlying assets, the information contained in the Offering Document).

Yield Table - Bond 1-A6

Settle as of 07/30/03

Bond Summary - Bond 1-A6			
Fixed Coupon:	5.250		
Orig Bal:	20,000,000		
Factor:	1.0000000		
Factor Date:	07/25/03	Next Pmt:	08/25/03
Delay:	24	Cusip:	

	0.00 PSA		100.00 PSA		200.00 PSA		300.00 PSA		400.00 PSA	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
100.38	5.24927	12.362	5.21087	7.459	5.14020	4.315	5.04102	2.712	4.93172	1.923
100.44	5.24426		5.20256		5.12584		5.01817		4.89949	
100.50	5.23925		5.19426		5.11148		4.99533		4.86730	
100.56	5.23424		5.18596		5.09715		4.97252		4.83514	
100.62	5.22924		5.17767		5.08282		4.94973		4.80300	
100.69	5.22425	12.377	5.16939	7.466	5.06851	4.321	4.92696	2.716	4.77090	1.926
100.75	5.21926		5.16112		5.05421		4.90421		4.73882	
100.81	5.21427		5.15285		5.03992		4.88148		4.70678	
100.88	5.20928		5.14458		5.02565		4.85877		4.67476	
100.94	5.20431		5.13633		5.01138		4.83608		4.64277	
101.00	5.19933	12.392	5.12808	7.472	4.99713	4.326	4.81342	2.720	4.61081	1.929
Average Life	20.83003		9.86818		5.15328		3.05582		2.09551	
First Pay	08/25/03		08/25/03		08/25/03		08/25/03		08/25/03	
Last Pay	12/25/27		07/25/17		01/25/12		07/25/09		05/25/07	
Sprd/ALife/Tsy	49/20.83		100/9.87		198/5.15		283/3.06		316/2.10	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.9171	0.9653	1.5637	1.9651	3.0014	4.1681	5.0838
Coupon			1.5000	2.0000	2.6250	3.6250	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.2000	1.7562	2.3951	2.9508	3.4064	4.0231	4.5831	4.9247	5.0795	1.6453	5.4038

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared and disseminated by Lehman Brothers Inc. and the contents and accuracy thereof have not been reviewed by the issuer. This information was prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, weighted average lives and weighted average loan age, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or the underlying assets, the information contained in the Offering Document).

Yield Table - Bond 1-A11

Settle as of 07/30/03

Bond Summary - Bond 1-A11			
Fixed Coupon:	5.250		
Orig Bal:	20,000,000		
Factor:	1.0000000		
Factor Date:	07/25/03	Next Pmt:	08/25/03
Delay:	24	Cusip:	

	0.00 PSA		100.00 PSA		200.00 PSA		300.00 PSA		400.00 PSA	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
92.47	5.82862	14.021	5.84953	13.496	5.92529	11.872	6.06693	9.679	6.30923	7.349
92.53	5.82383		5.84455		5.91963		6.05999		6.30008	
92.59	5.81903		5.83957		5.91397		6.05304		6.29094	
92.66	5.81425		5.83460		5.90831		6.04611		6.28180	
92.72	5.80947		5.82963		5.90267		6.03918		6.27268	
92.78	5.80469	14.046	5.82467	13.519	5.89702	11.889	6.03226	9.691	6.26356	7.357
92.84	5.79992		5.81971		5.89138		6.02534		6.25445	
92.91	5.79515		5.81476		5.88575		6.01843		6.24534	
92.97	5.79039		5.80981		5.88013		6.01153		6.23625	
93.03	5.78563		5.80487		5.87450		6.00463		6.22716	
93.09	5.78088	14.071	5.79993	13.542	5.86889	11.906	5.99774	9.103	6.21808	7.365
Average Life	29.12819		26.64380		20.75250		14.88492		10.09388	
First Pay	02/25/32		07/25/27		11/25/19		05/25/14		11/25/10	
Last Pay	03/25/33		03/25/33		03/25/33		03/25/33		03/25/33	
Sprd/Tsy	72/30.00		74/30.00		81/30.00		95/30.00		118/30.00	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.9171	0.9653	1.5637	1.9651	3.0014	4.1681	5.0838
Coupon			1.5000	2.0000	2.6250	3.6250	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.2000	1.7562	2.3951	2.9508	3.4064	4.0231	4.5831	4.9247	5.0795	1.6453	5.4038

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc or any affiliate. The analyses contained herein have been prepared and disseminated by Lehman Brothers Inc. and the contents and accuracy thereof have not been reviewed by the issuer. This information was prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, weighted average lives and weighted average loan age, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or the underlying assets, the information contained in the Offering Document).

Yield Table - Bond 1-A13

Settle as of 07/30/03

Bond Summary - Bond 1-A13			
Fixed Coupon:	5.250		
Orig Bal:	70,000,000		
Factor:	1.0000000		
Factor Date:	07/25/03	Next Pmt:	08/25/03
Delay:	24	Cusip:	

	0.00 PSA		100.00 PSA		200.00 PSA		300.00 PSA		400.00 PSA	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
96.09	5.56522	13.929	5.60724	11.989	5.69827	9.200	5.82388	6.963	5.97651	5.378
96.16	5.56058		5.60184		5.69123		5.81458		5.96448	
96.22	5.55593		5.59645		5.68420		5.80529		5.95245	
96.28	5.55130		5.59106		5.67718		5.79602		5.94044	
96.34	5.54666		5.58567		5.67016		5.78675		5.92843	
96.41	5.54203	13.951	5.58029	12.006	5.66315	9.212	5.77748	6.972	5.91644	5.384
96.47	5.53741		5.57492		5.65615		5.76823		5.90446	
96.53	5.53279		5.56955		5.64915		5.75898		5.89248	
96.59	5.52817		5.56419		5.64216		5.74974		5.88052	
96.66	5.52356		5.55883		5.63518		5.74052		5.86857	
96.72	5.51896	13.974	5.55347	12.022	5.62820	9.223	5.73129	6.980	5.85663	5.390
Average Life	27.39684		20.72471		13.84680		9.45754		6.76015	
First Pay	06/25/28		10/25/17		08/25/11		02/25/09		12/25/07	
Last Pay	03/25/33		03/25/33		03/25/33		03/25/33		03/25/33	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.9171	0.9653	1.5637	1.9651	3.0014	4.1681	5.0838
Coupon			1.5000	2.0000	2.6250	3.6250	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.2000	1.7562	2.3951	2.9508	3.4064	4.0231	4.5831	4.9247	5.0795	1.6453	5.4038

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared and disseminated by Lehman Brothers Inc. and the contents and accuracy thereof have not been reviewed by the issuer. This information was prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, weighted average lives and weighted average loan age, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or the underlying assets, the information contained in the Offering Document).

Yield Table - Bond 1-A14

Settle as of 07/30/03

Bond Summary - Bond 1-A14			
Fixed Coupon:	5.250		
Orig Bal:	51,539,000		
Factor:	1.0000000		
Factor Date:	07/25/03	Next Pmt:	08/25/03
Delay:	24	Cusip:	

	0.00 PSA		100.00 PSA		200.00 PSA		300.00 PSA		400.00 PSA	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
97.39	5.50360	11.595	5.54268	9.668	5.57466	8.514	5.60037	7.770	5.62125	7.256
97.45	5.49809		5.53607		5.56716		5.59215		5.61245	
97.52	5.49259		5.52947		5.55966		5.58394		5.60365	
97.58	5.48709		5.52288		5.55217		5.57573		5.59486	
97.64	5.48159		5.51629		5.54469		5.56753		5.58608	
97.70	5.47611	11.613	5.50971	9.683	5.53722	8.526	5.55934	7.780	5.57731	7.264
97.77	5.47063		5.50313		5.52975		5.55116		5.56855	
97.83	5.46515		5.49657		5.52229		5.54298		5.55979	
97.89	5.45968		5.49000		5.51484		5.53481		5.55104	
97.95	5.45421		5.48345		5.50739		5.52665		5.54229	
98.02	5.44875	11.631	5.47690	9.697	5.49995	8.537	5.51850	7.789	5.53356	7.271
Average Life	20.21865		15.23634		12.48940		10.85714		9.80868	
First Pay	08/25/08		08/25/08		08/25/08		08/25/08		08/25/08	
Last Pay	03/25/33		03/25/33		03/25/33		03/25/33		03/25/33	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.9171	0.9653	1.5637	1.9651	3.0014	4.1681	5.0838
Coupon			1.5000	2.0000	2.6250	3.6250	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.2000	1.7562	2.3951	2.9508	3.4064	4.0231	4.5831	4.9247	5.0795	1.6453	5.4038

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared and disseminated by Lehman Brothers Inc. and the contents and accuracy thereof have not been reviewed by the issuer. This information was prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, weighted average lives and weighted average loan age, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or the underlying assets, the information contained in the Offering Document).

Yield Table - Bond 2-A1

Settle as of 07/30/03

Bond Summary - Bond 2-A1			
Fixed Coupon:	4.750		
Orig Bal:	295,945,000		
Factor:	1.0000000		
Factor Date:	07/25/03	Next Pmt:	08/25/03
Delay:	24	Cusip:	T1

	0.00 PSA		100.00 PSA		200.00 PSA		300.00 PSA		400.00 PSA		500.00 PSA		600.00 PSA	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
98.66	4.95639	6.467	4.99328	5.247	5.03263	4.368	5.07335	3.723	5.11452	3.240	5.15545	2.870	5.19571	2.580
98.91	4.91742		4.94526		4.97496		5.00570		5.03677		5.06768		5.09808	
99.16	4.87861		4.89744		4.91753		4.93833		4.95936		4.98028		5.00086	
99.41	4.83993		4.84981		4.86034		4.87125		4.88228		4.89325		4.90404	
99.66	4.80140		4.80236		4.80339		4.80444		4.80552		4.80658		4.80763	
99.91	4.76302	6.506	4.75511	5.286	4.74667	4.404	4.73792	3.755	4.72908	3.268	4.72028	2.895	4.71162	2.602
100.16	4.72477		4.70804		4.69018		4.67168		4.65297		4.63434		4.61601	
100.41	4.68666		4.66115		4.63392		4.60572		4.57717		4.54877		4.52079	
100.66	4.64870		4.61445		4.57790		4.54003		4.50170		4.46354		4.42597	
100.91	4.61087		4.56793		4.52210		4.47461		4.42654		4.37867		4.33154	
101.16	4.57318	6.545	4.52160	5.324	4.46653	4.440	4.40946	3.787	4.35169	3.296	4.29416	2.919	4.23749	2.623
Average Life	8.41057		6.61373		5.35238		4.45095		3.79318		3.30213		2.92678	
First Pay	08/25/03		08/25/03		08/25/03		08/25/03		08/25/03		08/25/03		08/25/03	
Last Pay	06/25/18		06/25/18		06/25/18		06/25/18		06/25/18		06/25/18		06/25/18	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.8915	0.9499	1.4523	1.8538	2.8165	3.9733	4.9266
Coupon			1.1250	2.0000	2.6250	3.6250	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR	30YR
Yield	1.2000	1.6923	2.2738	2.7777	3.1965	3.7967	4.3583	4.7111	4.8866	5.1274	5.2366

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared and disseminated by Lehman Brothers Inc. and the contents and accuracy thereof have not been reviewed by the issuer. This information was prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, weighted average lives and weighted average loan age, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or the underlying assets, the information contained in the Offering Document).